

Mailstop 4561

January 19, 2016

Niccolo M. de Masi
Chief Executive Officer
Glu Mobile Inc.
500 Howard Street, Suite 300
San Francisco, California 94105

      Re: Glu Mobile Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              File No. 001-33368
              Filed March 13, 2015

Dear Mr. de Masi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Mark P. Shuman

                         Mark Shuman
                         Legal Branch Chief
                         Office of Information Technologies
                         and Services